LUNDIN MINING CORPORATION
2101 – 885 West Georgia Street
Vancouver, B.C., V6C 3E8

MANAGEMENT PROXY CIRCULAR
(as at May 1, 2008 unless otherwise indicated)

PROXY SOLICITATIONS

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of LUNDIN MINING CORPORATION (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation to be held on Thursday June 5, 2008, at the time and place and for the purposes set out in the accompanying Notice or at any adjournment thereof (the "Meeting"). Management’s solicitation of proxies will primarily be by mail and may be supplemented by telephone or other means of communication to be made, without special compensation, by directors, officers and regular employees of the Corporation. The Corporation may retain other persons or companies to solicit proxies on behalf of management of the Corporation, in which event customary fees for such services will be paid. All solicitation costs will be borne by the Corporation.

The information contained in this Management Proxy Circular (the "Circular") is given as of May 1, 2008, unless otherwise indicated. All amounts are given in Canadian dollars, except as otherwise noted.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation (the "Management Proxyholders"). A registered shareholder has the right to appoint a person other than one of the Management Proxyholders to represent the registered shareholder at the Meeting by striking out the printed names and inserting that other person’s name in the blank space provided. A proxyholder need not be a shareholder. If a shareholder appoints one of the Management Proxyholders as a nominee and there is no direction by the registered shareholder, the Management Proxyholder shall vote the proxy FOR all proposals set out in the enclosed proxy form and for the election of the directors and the appointment of the auditors set out in this Circular.

The instrument appointing a proxyholder must be signed in writing by the registered shareholder, or such shareholder’s attorney authorized in writing. If the registered shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by the close of business (Toronto, Ontario time) on Tuesday, June 3, 2008 (or not less than 48 hours, excluding Saturdays, Sundays and holidays before any adjournments of the Meeting at which the proxy is to be used), or it is deposited with the Secretary of the Corporation or the chairman of the Meeting prior to the time of voting at the Meeting.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

Voting of Proxies

Common shares of the Corporation represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the registered shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by such proxy will be voted accordingly. If no choice is specified, the person designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.

Exercise of Discretion

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder with respect to amendments or variations to matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters. As of the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting by Beneficial Shareholders

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold common shares of the Corporation through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If common shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting and instructions provided by their broker, agent or nominee with this Proxy Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent or nominee is limited to instructing the registered holder on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Independent Investor Communication Corporation) ("Broadridge"). Broadridge typically prepares voting instruction forms, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of such shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote their shares at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

Revocation of Proxy

A registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Secretary of the Corporation or the chairman of the Meeting prior to the time of voting at the Meeting. Only registered shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares and one special share, of which 390,413,431 common shares are issued and outstanding as of May 1, 2008. Each common share is entitled to one vote.

The board of directors of the Corporation has fixed the close of business on May 1, 2008 as the record date for the purposes of determining the holders of common shares entitled to receive notice of and to vote at the Meeting.

Shareholders registered as at May 1, 2008 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Corporation, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Corporation:

Name and Address	Number of Shares	Percentage of Issued Capital
The Estate of Adolf H. Lundin (1)	63,214,854	16.19%

Note:

(1)

These shares are held by Ellegrove Capital Ltd., Abalone Capital Ltd., Lorito Holdings Ltd. and Zebra Holdings and Investments Ltd., private corporations owned by trusts whose settlor is the Estate of Adolf H. Lundin.

As at May 1, 2008, the total number of common shares owned or controlled by management and the directors of the Corporation and their associates or affiliates was 1,010,796 common shares, representing 0.25% of the total issued and outstanding common shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or executive officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Corporation’s last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

ANNUAL GENERAL MATTERS TO BE PRESENTED BEFORE THE MEETING

Presentation of Financial Statements

The audited financial statements of the Corporation for the year ended December 31, 2007, together with the report of the auditors thereon (the "Audited Financial Statements"), will be placed before the Meeting. A copy of the Audited Financial Statements accompanies this Circular and has been filed on SEDAR at www.sedar.com; additional copies may be obtained from the Corporation at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Elections of Directors

All current directors of the Corporation will be deemed to retire at the Meeting and will be eligible for reelection. Each director elected at the Meeting will hold office until the next annual meeting of shareholders and until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

All proposed management nominees are ordinarily resident in Canada, with the exception of Mr. Anthony O’Reilly, who is resident in Ireland and Mr. Phil Wright who is resident in the United Kingdom.

The number of directors on the board of directors of the Company is currently set at ten. Shareholders will also be asked at the Meeting to pass an ordinary resolution to confirm the number of directors for the ensuing year at ten.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

		Served as	Number of voting securities
Name, residence and		director or	owned (directly or
current position(s) held in	Principal occupations	officer	indirectly) or controlled
the Company	for last five years	since(1)	at present(2)
Lukas H. Lundin (7)	Chairman and a Director of Lundin	September 9,	559,331
Vancouver, British Columbia,	Mining Corporation; Director and	1994
Canada	Officer of a number of publicly traded
Chairman and Director	resource-based companies
Philip J. Wright (3)	Private investor; President and Chief	January 16,	nil
Haywards Heath, United	Executive Officer of Lundin Mining	2008
Kingdom,	Corporation since January 16, 2008
President, Chief Executive
Officer and Director
Colin K. Benner (4) (6)	Vice Chairman, President and Chief	October 31,	50,668
Vancouver, British Columbia,	Executive Officer of Skye Resources	2006
Canada	Inc. since March 1, 2008; Vice
Director	Chairman, Chief Executive Officer and
	Director of the Company from October
	31, 2006 to April 1,2007; Vice
	Chairman, Chief Executive Officer and
	a Director of EuroZinc Mining
	Corporation from December 21, 2004
	to October 31, 2006 and former
	President, Chief Executive Officer and
	Director of Breakwater Resources Ltd.
	in Toronto, Ontario

		Served as	Number of voting securities
Name, residence and		director or	owned (directly or
current position(s) held in	Principal occupations	officer	indirectly) or controlled
the Company	for last five years	since(1)	at present(2)
Donald Charter (5) (7)	Corporate Director and President 3C’s	October 31,	11,424
Etobicoke, Ontario, Canada	Corporation; prior to December 2005;	2006
Director	Chairman, President and Chief
	Executive Officer of Dundee Securities
	Corporation; Executive Vice President
	of Dundee Corporation and Dundee
	Wealth Management; partner in a law
	firm prior to 1996
John H. Craig (6)	Lawyer, partner of Cassels Brock &	June 11,	61,849
Toronto, Ontario, Canada	Blackwell LLP	2003
Director
Brian D. Edgar (6) (8)	President, Chief Executive Officer and	September 9,	30,000
Vancouver, British Columbia,	Director of Dome Ventures	1994
Canada	Corporation; Director of a number of
Director	publicly traded companies
David F. Mullen (6) (7)	Chief Executive Officer of HSBC	October 31,	8,466
Vancouver, British Columbia,	Capital (Canada) Inc. and Head of	2006
Canada	Private Equity North America; director
Director	of a number of publicly traded
	companies.
Anthony O’Reilly (7) (8)	Chief Executive of Providence	May 25,	65,634
Dublin, Ireland	Resources Plc.; formerly Chairman of	2005
Director	Arcon International Resources Plc.
	and former Chief Executive of Josiah
	Wedgwood & Sons Limited; Director of
	a number of publicly traded companies
Dale C. Peniuk C.A. (5)	Chartered Accountant; financial	October 31,	nil
West Vancouver, British	consultant to the mining industry;	2006
Columbia, Canada	formerly an Assurance partner with
Director	KPMG LLP, Chartered Accountants;
	Director of a number of publicly traded
	companies
William A. Rand (5)	President and Director of Rand Edgar	September 9,	223,424
Vancouver, British Columbia,	Investment Corp.; Director and Officer	1994
Canada	of a number of publicly traded
Director	companies

Notes:

(1)

The Corporation amalgamated with EuroZinc Mining Corporation effective November 30, 2006 and with Tenke Mining Corporation effective July 31, 2007. In each case the amalgamating entities continued to carry on business under the name "Lundin Mining Corporation". On the effective date of each amalgamation all of the persons then serving as directors were deemed to have resigned and were appointed as directors of the amalgamated entity. For the purposes of this disclosure the dates of the deemed resignations and appointments have been disregarded and the date the person was initially elected or appointed to the Board is disclosed.

(2)	The information as to common shares beneficially owned has been provided by the directors themselves.
(3)	Mr. Wright was appointed the President and Chief Executive Officer of the Corporation on January 16, 2008 following the resignation of Mr. Waplan.
(4)	Mr. Benner resigned as Chief Executive Officer of the Corporation on March 31, 2007.
(5)	Members of the Audit Committee.

(6)	Members of the Corporate Governance and Nominating Committee.
(7)	Members of the Human Resources/Compensation Committee.
(8)	Members of the Environment, Safety and Health Committee.

The information as to shares beneficially owned, directly or indirectly, or over which the above nominees exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors themselves.

Although management does not contemplate that any of the above nominees will be unavailable to stand for election or will decline to serve if elected, in the event of any vacancy among the nominees occasioned by an unexpected occurrence, the proxies given pursuant to this solicitation will be voted in favour of the remaining nominees and for such other substitute nominees as the board of directors may designate.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Corporation acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

Except as noted below, no director or proposed director of the Corporation is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Messrs. Rand and Edgar are currently and were directors of New West Energy Services Inc. (NEW-TSX-V) when, on September 5, 2006, a cease trade order was issued against that company by the British Columbia Securities Commission for failure to file its financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006.

Mr. Benner is currently a director of Tahera Diamonds Corp. (TAH-TSX) which company announced on January 16, 2008 that it had obtained an order from the Ontario Superior Court of Justice granting the company and its subsidiaries protection pursuant to the provisions of the Companies’ Creditor Arrangement Act ("CCAA"). The Court granted CCAA protection for an initial period of 30 days, expiring February 14, 2008. The stayed period was subsequently extended to June 30, 2008.

Individual Bankruptcies

No director of the Corporation has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No person proposed for election as a director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for the proposed director.

Appointment of Auditor

The directors of the Corporation recommend the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia, as auditors of the Corporation to hold office until the termination of the next annual meeting of the Corporation. PricewaterhouseCoopers LLP was first appointed as the auditors of the Corporation on October 19, 2006. It is also proposed that the remuneration to be paid to the auditors be determined by the directors of the Corporation.

EXECUTIVE COMPENSATION

Compensation Paid to Named Executive Officers

For purposes of this Circular, "executive officer" of the Corporation means an individual who at any time during the year was the Chair or a Vice-Chair of the Corporation’s board of directors; the President; any officer of the Corporation or of a Subsidiary of the Corporation, or any other person, who performed a policymaking function in respect of the Corporation. The compensation of the Corporation’s executive officers is primarily through salaries and bonuses, which are paid in cash. All long-term compensation awards consist of options to acquire common shares.

The summary compensation table below discloses compensation paid to the following individuals during the three most recently-completed financial years of the Corporation, ended December 31, 2007 (together the "Named Executive Officers"):

(a)

the Corporation’s chief executive officer ("CEO") and former CEO;

(b)

the Corporation’s chief financial officer ("CFO");

(c)

each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year.

During the most recently completed financial year the Corporation had six Named Executive Officers: Karl-Alex Waplan, President and Chief Executive Officer (as at the end of the Corporation’s most recently completed fiscal year) and, formerly, President and Chief Operating Officer; Colin K. Benner Chief Executive Officer (until March 31, 2007); João Carrêlo, Executive Vice President and Chief Operating Officer; Anders Haker, Vice President and Chief Financial Officer; Neil O’Brien, Senior Vice President, Exploration and Business Development; and Paul Conibear, Senior Vice President, Special Projects.

The following table sets forth information concerning the total compensation paid during each of the three most recently completed fiscal years of the Corporation to the Named Executive Officers. For Colin K. Benner and João Carrêlo, Named Executive Officers who were previously employed by EuroZinc Mining Corporation ("EuroZinc"), disclosure is provided for each of the two most recently completed fiscal years of the Corporation only, and the annual compensation disclosure for 2006 includes compensation received while those Named Executive Officers were employed by EuroZinc. For Paul Conibear, a Named Executive Officer who was previously employed by Tenke Mining Corporation ("Tenke"), disclosure is provided for 2007 only, and the annual compensation disclosure includes compensation received while Mr. Conibear was employed by Tenke.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities	Shares or
				Other	Under	Units	Long Term
				Annual	Option/	Subject to	Incentive Plan
	Year			Compen-	SARs	Resale	Compensation	All Other
Name of Principal	ended	Salary	Bonus	sation	Granted (1)	Restrictions	Payouts	Compensation
and Position	Dec 31	($)	($)	($)	(#)	($)	($)	($)
Colin K. Benner(2)	2007	500,000	346,000	38,376(8)	-	-	-	2,394,000(9)
Former Chief	2006	500,000	-	81,334(8)	-	-	-	-
Executive Officer
Karl-Axel Waplan(3)	2007	493,857(10)	252,254	63,990(11)	390,000	-	-	-
President and Chief	2006	349,468	327,446	60,787(11)	300,000	-	-	-
Executive Officer	2005	307,393	56,726	-	300,000	-	-	-
Anders Haker(4)	2007	326,707	143,988	78,981(11)	240,000	-	-	-
Vice President and	2006	205,631	31,899	74,483(11)	-	-	-	-
Chief Financial	2005	144,662	31,605	8,629(11)	225,000	-	-	-
Officer
Neil O’Brien(5)	2007	265,665	110,000	19,566	240,000	-	-	-
Senior Vice	2006	205,000	36,666	15,000		-	-	-
President	2005	68,333	34,166	-	225,000	-	-	-
Exploration and
Business
Development
João Carrêlo(6)	2007	537,652	182,147	112,651	300,000	-	-	1,200,000(12)
Executive Vice	2006	344,275	200,000	-	171,360	-	-	-
President and
Chief Operating
Officer
Paul Conibear(7)	2007	340,000	394,000	12,442	270,000	-	-	-
Senior Vice
President, Special
Projects

Notes:

(1)

Except as noted in the following sentence, no stock appreciation rights ("SARs") have been granted to Named Executive Officers and all references are to incentive stock options. SARS were granted to certain executive officers of EuroZinc on November 1, 2006 pursuant to the terms of their employment contacts, which, if exercised, would replace previously granted stock options.

(2)

Mr. Benner was appointed Vice Chairman and Chief Executive Officer on October 31, 2006. Mr. Benner resigned as Chief Executive Officer on March 31, 2007 and as Vice Chairman on January 16, 2008. Mr. Benner was employed by EuroZinc from January 1, 2006 to October 31, 2006 and by the Corporation from November 1, 2006 to January 16, 2007; the annual compensation for 2006 includes the aggregate of the compensation received from both entities.

(3)

Mr. Waplan resigned as Executive Vice President, Operations and was appointed as the President and Chief Executive Officer of the Corporation effective April 15, 2005. He resigned as director and as Chief Executive Officer and was appointed as Chief Operating Officer and director effective October 31, 2006. He resigned as Chief Operating Officer and was re-appointed Chief Executive Officer effective March 31, 2007. Mr. Waplan resigned as a director, President and Chief Executive officer on January 18, 2008.

(4)	Mr. Haker was appointed as the Chief Financial Officer on May 26, 2005 and was appointed Vice President on October 31, 2006.
(5)	Mr. O’Brien was appointed Vice President, Exploration in September 2005. He was appointed Senior Vice President, Exploration and Business Development on January 25, 2007.
(6)

Mr. Carrêlo was appointed Executive Vice President and Chief Operating Officer (Iberian Pyrite Belt Operations) on October 31, 2006. He was appointed Chief Operating Officer of the Corporation on January 25, 2007. Mr. Carrêlo was employed by EuroZinc from January 1, 2006 to October 31, 2006 and by the Corporation from November 1, 2006 to December 31, 2006; the annual compensation includes the aggregate of the compensation received from both entities.

(7)

Mr. Conibear was appointed Senior Vice President, Special Projects, on July 3, 2007. He was employed by Tenke as President and Chief Executive Officer from November 2002 to July 13, 2007; the annual compensation includes the aggregate of the compensation received from both entities.

(8)	This amount includes contributions to pensions, life insurance, long term disability, accrued vacation and other perquisites.
(9)	This amount represents severance payments made to Mr. Benner pursuant to the terms of his employment contract with EuroZinc.
(10)	Calculated using the Bank of Canada average exchange rate for 2007.
(11)	These amounts include pension plan, value for use of company car, including operating costs and other perquisites.
(12)	This amount represents a retention bonus paid to Mr. Carrêlo pursuant to the terms of his employment contract with EuroZinc.

Long Term Incentive Plan-Awards

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options & SARs Granted to Named Executive Officers

There are currently 306,720 SARs outstanding. SARS were granted to certain executive officers of EuroZinc on November 1, 2006 pursuant to the terms of their employment contacts, which, if exercised, would replace previously granted stock options. It is currently intended that no additional SARS will be issued.

Except as noted below, there were no grants of stock options to purchase or acquire securities of the Corporation during the financial year ended December 31, 2007 to the Named Executive Officers:

Option/SAR Grants During The Most Recently Completed Financial Year

Market Value
		Securities			of Securities
		Under	% of Total		Underlying
		Options/	Options/	Exercise	Options/SARs
		SARs	SARs	or Base	at Date of
	Date of	Granted	Granted to	Price ($/	Grant	Expiration
Name	Grant	(#)	Employees(1)	Security)	($/Security)	Date
Colin K. Benner	-	-	-	-	-	-
Former Chief
Executive Officer
Karl-Axel Waplan	Sep 24/07	390,000	7.8	12.74	12.74	Sep 23/12
President and Chief
Executive Officer
Anders Haker	Sep 24/07	240,000	4.8	12.74	12.74	Sep 23/12
Vice President and
Chief Financial Officer

					Market Value
		Securities			of Securities
		Under	% of Total		Underlying
		Options/	Options/	Exercise	Options/SARs
		SARs	SARs	or Base	at Date of
	Date of	Granted	Granted to	Price ($/	Grant	Expiration
Name	Grant	(#)	Employees(1)	Security)	($/Security)	Date
Neil O’Brien	Sep 24/07	240,000	4.8	12.74	12.74	Sep 23/12
Senior Vice President
Exploration and
Business Development
João Carrêlo	Nov 14/07	100,000	2.0	10.58	10.58	Nov 13/12
Executive Vice	Dec 6/07	200,000	4.0	9.63	9.63	Dec 5/12
President and Chief
Operating Officer
Paul Conibear,	Sep 24/07	270,000	5.4	12.74	12.74	Sep 23/12
Senior Vice President,
Special Projects

Note:

(1)

Percentage of all options granted by the Company during the year.

Options & SARs Exercised by the Named Executive Officers

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed fiscal year, as well as the fiscal year end value of stock options held by the Named Executive Officers:

Aggregated Option/SAR Exercises During The Most Recently
Completed Financial Year And Financial Year-End Option/SAR Values

			Unexercised Options/SARs at		Value of Unexercised
	Securities	Aggregate	Fiscal Year-End		In-the-Money (2) Option/SARs
	Acquired or	Value	Exercisable/		at Fiscal Year-End ($)
	Exercised	Realized (1)	Unexercisable		Exercisable/
Name	(#)	($)	(#)		Unexercisable
			Exercisable	Unexercisable	Exercisable	Unexercisable
			(#)	(#)	($)	($)
Colin K. Benner	428,400	4,762,856	-	-	-	-
Former Chief
Executive Officer
Karl-Axel Waplan	300,000	2,447,000	130,000	260,000	-	-
President and Chief
Executive Officer
Anders Haker	75,000	668,000	80,000	160,000	-	-
Vice President and
Chief Financial Officer
Neil O’Brien	-	-	80,000	160,000	-	-
Senior Vice President
Exploration and
Business Development

			Unexercised Options/SARs at		Value of Unexercised
	Securities	Aggregate	Fiscal Year-End		In-the-Money (2) Option/SARs
	Acquired or	Value	Exercisable/		at Fiscal Year-End ($)
	Exercised	Realized (1)	Unexercisable		Exercisable/
Name	(#)	($)	(#)		Unexercisable
João Carrêlo	76,160	1,000,996	406,719	200,001	978,517	-
Executive Vice
President and Chief
Operating Officer
Paul Conibear,	-	-	90,000	180,000	-	-
Senior Vice President,
Special Projects

Notes:

(1)

"Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing price of the Corporation’s shares as at December 31, 2007 (ie. last trading day of the fiscal year) was $9.54 per share.

Option & SAR Repricings

None of the incentive stock options were repriced during the most recently completed fiscal year.

Defined Benefit or Actuarial Plan Disclosure

For the fiscal year ended December 31, 2007 the Corporation did not provide retirement or pension benefits for directors and executive officers, other than for Messrs. Waplan and Haker. The Corporation contributed to the premium for occupational pension insurance for these executive officers. The Corporation’s contribution was capped at SEK403,000 for each of Messrs. Haker and Waplan and was paid throughout the year. The premium covers old age pension, survivor’s pension and long term disability.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at the end of the most recently completed financial year the Corporation had the following employment contracts in place with its Named Executive Officers, which contracts included plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in respect of compensating such officer in the event of termination of employment or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

1.

An Executive Employment Agreement with Mr. Karl-Axel Waplan made as of April, 2007. Under the agreement Mr. Waplan agreed to serve the Corporation as President and Chief Executive Officer for an indefinite term in consideration of an annual base salary of SEK3,175,000 (approximately $530,000 based on exchange rates as at the date of this Circular), payable monthly, a comprehensive package of medical, dental and pension benefits, participation in the Corporation’s stock option plan and thirty days paid annual vacation. The agreement also provided for Mr. Waplan to receive 30 months of severance pay if the agreement was terminated by the Corporation without cause or if agreement was terminated Mr. Waplan: (i) for Good Reason, which included a material change in the terms of Mr. Waplan’s employment, or (ii) at any time between six and twelve months after the change of control.

2.

An Executive Employment Agreement with Mr. Anders Haker, made as of April 1, 2007. Under the agreement Mr. Haker agreed to serve the Corporation as Chief Financial Officer for an indefinite term in consideration of an annual base salary of $350,000, payable monthly, a comprehensive package of medical, dental and pension benefits, participation in the Corporation’s stock option plan, use of an automobile owned by Lundin Mining AB and thirty days paid annual vacation. Mr. Haker is also entitled to 24 months of severance pay if the agreement is terminated by the Corporation without cause or if the agreement is terminated by Mr. Haker: (i) for Good Reason, which includes a material change in the terms of Mr. Haker’s employment; or (ii) at any time between six and twelve months after a change of control.

3.

An Executive Employment Agreement with Mr. Neil O’Brien made as of April 1, 2007. Under the agreement Mr. O’Brien agreed to serve the Corporation as Senior Vice President Exploration and Business Development for an indefinite term in consideration of a base salary of $275,000, payable monthly, a comprehensive package of medical and dental benefits, participation in the Corporation’s stock option plan and twenty five days paid annual vacation. Mr. O’Brien is also entitled to 24 months of severance pay if the agreement is terminated by the Corporation without cause or if the agreement is terminated by Mr. O’Brien: (i) for Good Reason, which includes a material change in the terms of Mr. O’Brien’s employment; or (ii) at any time between six and 12 months after a change of control.

4.

An Executive Employment Agreement with Mr. João Carrêlo made as of April 1, 2007. Under the agreement Mr. Carrêlo agreed to serve the Corporation as Executive Vice President and Chief Operating Officer for an indefinite term in consideration of an annual base salary of €320,000 (approximately $513,000), payable monthly, a comprehensive package of medical, dental and pension benefits, a £750 per month car allowance, participation in the Corporation’s stock option plan and twenty five days paid annual vacation. Mr. Carrêlo is also entitled to 24 months of severance pay if the agreement is terminated by the Corporation without cause or it the agreement is terminated by Mr. Carrêlo: (i) for Good Reason, which includes a material change in the terms of Mr. Carrêlo ’s employment; or (ii) at any time between six and twelve months after a change of control.

5.

An Executive Employment Agreement with Mr. Paul Conibear made as of July 1, 2007. Under the agreement Mr. Conibear agreed to serve the Corporation as Senior Vice President, Special Projects, for an indefinite term in consideration for an annual base salary of $360,000 payable monthly, a comprehensive package of medical and dental benefits, participation in the Corporation’s stock option plan and five weeks paid annual vacation. Mr. Conibear is also entitled to 24 months of severance pay if the agreement is terminated by the Corporation without cause or if the agreement is terminated by Mr. Conibear: (i) for Good Reason, which includes a material change in the terms of Mr. Conibear’s employment; or (ii) at any time between six and twelve months after a change in control.

Other than as set forth above, the Corporation and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer’s employment with the Corporation or its subsidiaries, a change of control of the Corporation or its subsidiaries, or a change in responsibilities of the Named Executive Officer, with or without a change in control.

Composition of the Human Resources / Compensation Committee

During the fiscal year ended December 31, 2007, the Human Resources / Compensation Committee was comprised of Messrs. Lundin, O’Reilly, Mullen and Charter, all of whom, with the exception of Mr. Lundin, are and were during the year "independent" within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") of the Canadian Securities Administrators. Mr. Lundin was and is also the Chairman of the Corporation’s Board of Directors. The Human Resources and Compensation Committee will be reconstituted by the Board following the Meeting.

Report on Executive Compensation

Human Resources / Compensation Committee Mandate

The Human Resources / Compensation Committee (the "Committee" or the "HRCC") is responsible for recommending to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve the compensation for the Corporation’s other executive officers after considering the recommendations of the Chief Executive Officer, all within the Committee’s mandate and other human resources and compensation policies and guidelines approved by the Board. It is the responsibility of the HRCC to ensure management compensation is competitive to enable the Corporation to continue to attract individuals of the highest caliber.

Human Resources / Compensation Committee Responsibilities

The duties and responsibilities of the HRCC include:

(a)

recommending to the Board human resources and compensation policies and guidelines for application to the Corporation;

(b)

ensuring that the Corporation has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management;

(c)

reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve compensation for all other designated officers of the Corporation, after considering the recommendations of the Chief Executive Officer;

(d)

receiving annually from the Chief Executive Officer recommendations concerning annual compensation policies and budgets, including stock options, for all employees;

(e)

from time to time, reviewing with the Chief Executive Officer the Corporation’s broad policies on compensation for all employees and overall labour relations strategy for employees; and

(f)

reviewing executive compensation disclosure before the Corporation publicly discloses this information.

Executive Officer Compensation

Compensation for executive officers is composed primarily of two components; namely, base salary and participation in the Corporation’s stock option plan. Base salary is determined largely by reference to market conditions, while incentive stock option awards provide the opportunity for enhanced share value based upon performance and the overall success of the Corporation in any given year. The Corporation places strong reliance on stock options in terms of the total compensation of its executive officers in keeping with overall compensation trends in the Canadian industry and in order to conserve the Corporation’s cash.

The HRCC does not have a pre-determined, performance-based compensation plan but rather reviews the performance of the executive officers at the end of each fiscal year. The Corporation’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian resource companies of similar size and scope of operations. The Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-term interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation and the Board’s assessment of each officer’s individual performance, contribution towards meeting corporate objectives, responsibilities, length of service and levels of compensation provided by industry competitors. When determining the compensation of the Chief Executive Officer, the Committee will assess the performance of the Chief Executive Officer in light of the corporate goals and objectives established by the Board.

The HRCC believes that the salary and bonus paid to the Chief Executive Officer and each other executive officer during the last fiscal year was commensurate with his position, his experience and salaries paid by comparable companies. In considering comparable companies, the Committee considered, among other things, the industry in which the Corporation operates, the competitive landscape for hiring executives within this industry, the public nature of the Corporation, the market capitalization of the Corporation and the responsibilities of the particular executive officer.

In applying these criteria, in December 2007 the HRCC recommended, and the Board approved, the following bonuses:

Name of Executive	Percentage of Current Annual Salary

Anders Haker	40%
Joao Carrêlo	40%
Paul Conibear	40%
Neil O’Brien	40%
Wojtek Wodzicki	30%
Michael Schauman	30%
Manfred Lindvall	25%

New executive employment agreements were negotiated effective April 1, 2007 (or July 1, 2007 in the case of Mr. Conibear). See also "Options & SARs Granted to Named Executive Officers".

Chief Executive Officer Compensation

The HRCC recommends annually the Chief Executive Officer’s compensation to the Board for approval.. The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Corporation, namely, base salary and participation in the Corporation’s stock option plan. During 2007 Mr. Colin K. Benner was the Chief Executive Officer until his resignation effective March 31, 2007, following which Karl-Axel Waplan was Chief Executive Officer. Mr. Benner’s employment arrangement for 2007 provided for a base salary of $500,000. Upon Mr. Waplan assuming the role of Chief Executive Officer commencing April 1, 2007, he was paid a salary of SEK3,175,000 (approximately $530,000 based on exchange rates as at the date of this Circular). As an executive officer Mr. Waplan did not receive the annual retainer of $75,000 paid to the other directors of the Corporation. Also in 2007 Mr. Waplan was awarded options to acquire 390,000 common shares of the Corporation, exercisable at $12.74 per share until September 23, 2012. In December 2007 the HRCC recommended, and the Board approved, a bonus in an amount equal to 50% of his 2007 base salary.

Performance Graph

The following line graph compares the Corporation’s total shareholder return on its common shares during the previous five (5) financial years with the performance of the S&P/TSX Composite Index assuming the investment of $100 on December 31, 2002.

Comparison of Five Year Cumulative Total Shareholder Return on the
Common Shares of the Corporation and the S&P/TSX Composite Index

Notes:

(1)

On April 2, 2002, the common shares of the Corporation were consolidated on the basis of six old common shares for one new common share. The cumulative shareholder return on the common shares of the Corporation is adjusted to reflect the consolidation.

(2)

Prior to August 12, 2004, the Corporation’s common shares were listed on the TSX Venture Exchange.

(3)

On February 1, 2007 the common shares of the Corporation were split on the basis of three new common shares for each one old common share. The cumulative shareholder return on the common shares of the Corporation is adjusted to reflect the split.

Compensation of Directors

The Chairman of the Board receives annual remuneration in the amount of $200,000. Each nonexecutive director receives annual remuneration of $75,000 (paid in monthly installments) but does not receive any stock options. Non-executive Board members who are also members of a Board Committee receive $1,000 per meeting. The Chairman of the Audit Committee also receives annual remuneration of $10,000 and the Chairman of each of the other Board Committees receive annual remuneration of $5,000.

Namdo Management Services Ltd. ("Namdo"), a private corporation owned by Mr. Lukas H. Lundin of Vancouver, British Columbia, Chairman and a director of the Corporation, was paid or accrued the sum of US$0.5 million during the fiscal year ended December 31, 2007, plus reimbursement of out-of-pocket expenses at cost. Namdo has approximately 12 employees and provides administrative and, in some cases, financial services to a number of public companies in exchange for management fees in varying amounts. Mr. Lundin is paid compensation by Namdo; however, there is no basis for allocating the amounts paid by Namdo to Mr. Lundin as he is not receiving such compensation primarily in respect of his personal services provided to the Corporation.

During the most recently completed financial year, an amount of approximately $460,000 was paid to the law firm of Cassels Brock & Blackwell LLP, of which Mr. John H. Craig, a director of the Corporation, is a partner, for legal services rendered to the Corporation.

No other director was compensated either directly or indirectly by the Corporation and its Subsidiaries during the most recently completed financial year for services as consultants or experts.

The Stockholm Stock Exchange does not permit the granting of incentive stock options to non-executive directors. Accordingly, no directors and officers, other than certain of the Named Executive Officers, were granted stock options during the last fiscal year of the Corporation.

The following table sets forth each option exercised during the most recently completed financial year by directors of the Corporation (excluding the Named Executive Officers) and the financial year end value of unexercised options on an aggregated basis. Except as noted in the following table, no directors of the Corporation exercised options during, or held options at the end of, the most recently completed financial year.

					Value of Unexercised in-the-
			Unexercised Options/SARs		Money Options/SARs at
	Securities		at Fiscal Year End		Fiscal Year End(2)
	Acquired	Aggregate
	on	Value
Name	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
Dale Peniuk	-	-	142,800	-	-	-
David F. Mullen	11,424	125,397	57,120	-	414,920	-
Donald Charter	-	-	142,800	-	57,263	-
John Craig	30,000	195,900	56,500	-	224,305	-

Notes:

(1)

"Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the directors.

(2)

"In-the-Money Options" means the excess of the market value of the Corporation’s shares on December 31, 2007 over the exercise price of the options. The closing price of the Corporation’s shares as at December 31 2007 (ie. the last trading day of the fiscal year) was $9.54 per share.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out those securities of the Corporation which have been authorized for issuance under equity compensation plans:

Number of securities
remaining available for future
	Number of securities to	Weighted-average	issuance under equity
	be issued upon exercise	exercise price of	compensation plans
	of outstanding options,	outstanding options,	(excluding securities reflected
Plan Category	warrants and rights	warrants and rights	in column (a))
Equity compensation plans approved	6,424,548	$11.60	11,469,740
by the securityholders
Equity compensation plans not	Nil	Nil	Nil
approved by the securityholders
Total	6,424,548	$11.60	11,469,740

DIRECTOR AND OFFICERS LIABILITY INSURANCE

The Corporation has secured Directors and Officers Liability Insurances with a total limit of €40,000,000. The coverages insures all directors and officers of Lundin Mining AB and Lundin Mining Corporation and all subsidiaries of these entities. The insured period of these policies is February 13, 2008 to February 13, 2009.

CORPORATE GOVERNANCE

Board Governance

The Board of Directors has the responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management. Management is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board considers the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, sets the standards of conduct for the Corporation.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair and Lead Director, nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles and By-Laws of the Corporation and the CBCA, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

A copy of the mandate of the Board of Directors is attached at Schedule A to the Circular.

Composition of the Board

The Board of Directors is currently comprised of ten (10) directors, the majority of whom are "independent" directors within the meaning of NI 58-101. A director is "independent" if he is independent of management and has no direct or indirect relationship with the Corporation which could, in the view of the Board, be reasonably expected to interfere with the exercise of the member’s independent judgment.

The Board has considered the relationship of each director to the Corporation. At the date of this Information Circular, three of the Corporation’s directors were not considered to be independent. Messrs. Lundin, Benner and Wright were not independent because of their current or past management positions with the Corporation. Messrs. Rand, Edgar, Charter, Craig, Mullen, Peniuk and O’Reilly are all independent directors. John H. Craig periodically provides legal services to the Corporation, but is considered to be independent because of the size of his fees for such services relative to the overall fee income of his practice.

Although none of Messrs. Lundin, Benner or Wright are considered to be independent within the meaning of NI 58-101, the Board has instituted a practice, however, whereby at the conclusion of each regularly scheduled meeting of the Board of Directors, the Corporation’s independent directors have an opportunity to conduct an in-camera session at which non-independent directors and members of management are not in attendance. In addition, because Lukas Lundin, who is Chairman of the Board of Directors, is not an independent director, the Board appointed William A. Rand as Lead Director of the Board of Directors. As Lead Director Mr. Rand, amongst other things, presides at meetings of the Board and of the Corporation’s shareholders, ensures that the Board is alert to its obligations and responsibilities and that it fully discharges its duties, communicates with the Board to keep the Board up to date on all major developments, and acts as a liaison between the Board and management of the Corporation.

Between January 1, 2007 and December 31, 2007, the Board of Directors and its committees held the following number of meetings:

Board of Directors	19
Audit Committee	6
Corporate Governance and Nominating
Committee	4
Human Resources / Compensation
Committee	2
Environment, Safety and Health
Committee	1

The attendance of the directors at such meetings was as follows:

	Board Meetings	Committee Meetings
Director	Attended	Attended
Colin K. Benner	19 of 19	2 of 2
John H. Craig	18 of 19	4 of 4
Brian D. Edgar	17 of 19	5 of 5
Donald Charter	15 of 19	8 of 8
Lukas H. Lundin	17 of 19	2 of 2
Anthony O’Reilly	14 of 19	3 of 3
David F. Mullen	17 of 19	6 of 6
William A. Rand	19 of 19	6 of 6
Dale C. Peniuk	19 of 19	6 of 6
Graham Mascall	8 of 9	2 of 2
Karl-Axel Waplan	9 of 10	1 of 1

Currently, the following directors serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership

Colin K. Benner

Skye Resources Inc., Major Drilling International Group Inc., Tahera Diamonds Corp., Goldhawk Resources Inc., PBS Coals Corporation, Sherwood Copper Corporation, Aurelian Resources Inc., Lara Exploration Ltd.

Donald Charter	Baffinland Iron Mines Corporation, HudBay Minerals Inc., IAMGOLD Corp., Dundee REIT, Great Plains Exploration Inc.

John Craig	Denison Mines Corp., Canadian Gold Hunter Corp., Tanganyika Oil Company Ltd., Atacama Minerals Corp., Consolidated HCI Holdings Corp., PetroFalcon Corp., Suramina Resources Inc., PBS Coals Corporation

Brian Edgar	Bayou Bend Petroleum Ltd., Dome Ventures Corp., Denison Mines Corp., Red Back Mining Inc., Pearl Exploration and Production Ltd., Lucara Diamond Corp., New West Energy Services Inc.

Lukas Lundin

Atacama Minerals Corp., Bannockburn Resources Limited, Canadian Gold Hunter Corp., Denison Mines Corp., Lundin Petroleum AB, Pearl Exploration and Production Ltd., Red Back Mining Inc., Tanganyika Oil Company Ltd., Vostok Nafta Investment Ltd., Vostok Gas Ltd.

Director	Public Corporation Board Membership

David Mullen	Gold-Ore Resources Ltd., Transformative Ventures Ltd.

Anthony O’Reilly Jr.	Independent News & Media PLC, Fitzwilton Limited, Providence Resources Plc., Zenergy Power Plc.

Dale Peniuk	Corriente Resources Inc., Quest Capital Corp., Rainy River Resources Ltd., Reservoir Capital Corp., Q2 Gold Resources Inc.

William Rand	Canadian Gold Hunter Corp., Denison Mines Corp., Dome Ventures Corporation, Lundin Petroleum AB, New West Energy Services Inc., Pender Financial Group Corporation, Tanganyika Oil Company Ltd., Vostok Nafta Investment Ltd., Suramina Resources Inc., Vostok Gas Ltd.

Phil Wright	Nil

Position Descriptions

The Board has adopted a written position description for each of the Chairman, Lead Director, Chief Executive Officer, Chief Financial Officer and the chair of each Board committee.

Orientation and Education

The Corporation provides new directors with an orientation program upon joining the Corporation that includes copies of relevant financial, technical, geological and other information regarding its properties and Subsidiaries as well as meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Corporations records.

Board Diversity

The Corporation recognizes that improving gender diversity on the Board of Directors and among its senior executives presents the Corporation with an opportunity to develop a competitive advantage by ensuring that the Corporation appeals to potential employees from the broadest possible talent pool. To that end, while the focus always has been, and will continue to be, to recruit and appoint the most qualified individuals, the Corporation proposes to make a greater effort to locate qualified women as candidates for nomination to the Board and to recruit qualified women for senior executive positions.

Ethical Business Conduct

The Board has adopted a formal written Code of Conduct and Ethical Values Policy (the "Code of Conduct") for its directors, officers and employees.

Individuals governed by the Code of Conduct are required to disclose in writing all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties. Individuals must avoid all situations in which their personal interests conflict or might conflict with their duties to the Corporation or with the economic interest of the Corporation. All business transactions with individuals, corporations or other entities that could potentially, directly or indirectly, be considered to be a related party, must be approved by the Board of Directors regardless of the amount involved.

Directors, officers and employees are encouraged to report violations of the Code of Conduct on a confidential and, if preferred, anonymous basis, in accordance with the complaints procedure set out in the Code of Conduct or the Corporation’s whistleblower procedures. The Audit Committee may request special treatment for any complaint, including the involvement of the Corporation’s external auditors or outside counsel or other advisors. All complaints are required to be documented in writing by the person(s) designated to investigate the complaint, who shall report forthwith to the Chair of the Audit Committee.

On an annual basis, or otherwise upon request from the Board of Directors, the Code requires the Chair of the Audit Committee to prepare a written report to the Board summarizing all complaints received during the previous year, all outstanding unresolved complaints, how such complaints are being handled, the results of any investigations and any corrective actions taken.

A copy of the Corporation’s Code of Conduct and Ethical Values Policy may be obtained by any securityholder of the Corporation free of charge by contacting the Corporate Secretary at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.

Audit Committee

The principal purpose of the Audit Committee is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts on financial and tax related matters.

The Corporation has adopted a formal written mandate for the Audit Committee. The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be "independent" within the meaning of Multilateral Instrument 52-110 Audit Committees, (now, National Instrument 52-110 Audit Committees) ("NI 52-110"). NI 52-110 provides that a member of an audit committee is "independent" if the member has no direct or indirect relationship with the issuer, which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. During the most recently completed financial year, the committee was composed of three (3) directors: Messrs. Dale C. Peniuk, Donald Charter and William A. Rand, all of whom are and were independent.

The Audit Committee meets a minimum of four times a year, including to review the annual financial statements prior to their submission to the Board. The Audit Committee has direct communication channels with internal personnel responsible for financial statement preparation and with the Corporation’s external auditors. The committee may also engage independent counsel or other advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Additional information relating to the Audit Committee, including a copy of the Audit Committee mandate, is provided in Item 10 of the Corporation’s Annual Information Form for the year ended December 31, 2007, a copy of which may be obtained on the SEDAR website at www.sedar.com.

Human Resources / Compensation Committee

The principal purpose of the Human Resources / Compensation Committee is to implement and oversee human resources and compensation policies approved by the Board of Directors of the Corporation. The duties and responsibilities of the committee include, without limitation, the following:

(a)

to recommend to the Board human resources and compensation policies and guidelines for application to the Corporation;

(b)

to ensure that the Corporation has in place programs to attract and develop management of the highest caliber and a process to provide for the orderly succession of management;

(c)

to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve compensation for all other designated officers of the Corporation, after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board.

The Corporation has adopted a formal written mandate for the Human Resources / Compensation Committee. The mandate provides that the committee shall consist of at least three members of the Board, a majority of whom shall be "independent" within the meaning of NI 58-101 (now MI 58-101). During the most completed financial year, the committee members were Messrs. Lundin, Charter, Mullen and O’Reilly, all of whom, with the exception of Mr. Lundin, are and were independent. Because Lukas Lundin, who is Chairman of the Board of Directors, is not an independent director, he abstains from any discussions or voting in respect of matters that have a direct impact on him, including decisions relating to the compensation he receives as Chairman of the Board of Directors.

The Board appoints the members of the committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Lundin Mining Shareholders. The Board may at any time remove or replace any member of the committee and may fill any vacancy in the committee.

The Human Resources / Compensation Committee meets regularly each year on such dates and at such locations as the Chair of the committee determines. The committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel or advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Corporate Governance and Nominating Committee

The principal purpose of the Corporate Governance and Nominating Committee is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the Board of Directors and Shareholders that the Corporation’s corporate governance system is effective in the discharge of its obligations to the Corporation’s stakeholders. The duties and responsibilities of the Corporate Governance and Nominating Committee include, without limitation, the following:

(a)

to develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, to implement and administer a system of corporate governance which reflects superior standards of corporate governance practices;

(b)

to report annually to the Corporation’s shareholders, through the Corporation’s annual management proxy circular or annual report to shareholders, on the Corporation’s system of corporate governance and the operation of its system of governance;

(c)

to analyze and report annually to the Board the relationship of each director to the Corporation as to whether such director is a related director or an unrelated director; and

(d)

to advise the Board or any of the committees of the Board of any corporate governance issues which the Corporate Governance and Nominating Committee determines ought to be considered by the Board or any such committee.

The Corporation has adopted a formal written mandate for the Corporate Governance and Nominating Committee. The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be "independent" within the meaning of NI 58-101. During the most completed financial year, the committee members were Messrs. Craig, Edgar, Mullen and Benner (Mr. Benner replaced Graham Mascall in June, 2007), all of whom are and were independent.

The Board appoints the members of the committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Lundin Mining Shareholders. The Board may at any time remove or replace any member of the committee and may fill any vacancy in the committee.

The Corporate Governance and Nominating Committee meets regularly each year on such dates and at such locations as the Chair of the committee determines. The committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel and advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Environment, Safety and Health Committee

The principal purpose of the Environment, Safety and Health Committee is to review and monitor:

(a)

the environmental policies and activities of the Corporation on behalf of the Board of Directors; and

(b)

the activities of the Corporation as they relate to the health and safety of employees of the Corporation in the workplace.

The Corporation has adopted a formal written mandate for the Environment, Safety and Health Committee. As the Corporation is principally a holding company, the Environment, Safety and Health Committee is not responsible for compliance with the committee mandate by the Corporation’s Subsidiaries or for review or monitoring of such activities, but is responsible to ensure that the directors and officers of its Subsidiaries have copies of the committee mandate and any amendments to it and adopt similar or more appropriate local procedures for use by the Subsidiaries in their operations and activities, to be monitored by the directors and officers of the Subsidiaries directly.

The committee mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be "independent" within the meaning of NI 58-101. During the most completed financial year, the committee members were Messrs. Edgar, O’Reilly and Waplan (Mr. Waplan replaced Graham Mascall in June, 2007), all of whom are and were independent.

The Board appoints the members of the committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Lundin Mining Shareholders. The Board may at any time remove or replace any member of the committee and may fill any vacancy in the committee.

The Environment, Safety and Health Committee meets regularly each year on such dates and at such locations as the Chair of the committee determines. The committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel and advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Assessment of the Board

In accordance with the Board’s mandate, the Board, through its Corporate Governance and Nominating Committee, undertakes assessments of itself, its committees and each individual director’s effectiveness and contribution on an annual basis.

The Corporate Governance and Nominating Committee prepares and delivers an Annual Board Effective Assessment Questionnaire to each member of the Board. The Questionnaire is divided into four parts dealing with: (i) Board Responsibility; (ii) Board Operations; (iii) Board Effectiveness; and (iv) Individual Assessments. The Corporate Governance and Nominating Committee reviews and considers the responses received and makes a final report, with recommendations (if any) to the Corporation’s Board of Directors.

Statement of Significant Corporate Governance Differences

The Corporation has described the significant ways in which its governance practices differ from those followed by United States domestic companies under the New York Stock Exchange listing requirements on its website at www.lundinmining.com in the Investor Section under the heading "Corporate Governance".

The contents of the Corporation’s website are not and shall not be deemed to be incorporated by reference herein or in any filing which incorporate this management information circular.

MANAGEMENT CONTRACTS

Except as otherwise disclosed in this Circular under the heading "Compensation of Directors", management functions of the Corporation and its Subsidiaries are performed by directors or executive officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Corporation or its subsidiaries, the proposed nominees for election to the Board of Directors, or associates or affiliates of such persons, are or have been indebted to the Corporation at any time since the beginning of the last completed fiscal year of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, none of the persons who were directors or officers of the Corporation or a Subsidiary of the Corporation at any time during the Corporation’s last financial year, the proposed nominees for election to the Board of Directors, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction that has materially affected, or would materially affect, the Corporation or any of its subsidiaries.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Lundin Mining in the two years immediately prior to the date of this Circular that can reasonably be regarded as presently material are the following:

(a)

the April 2, 2007 Term Sheet and May 28, 2007 Credit Agreement relating to the US$800 million loan facility agreement with ScotiaBank (the amount of the facility is currently US$575 million);

(b)

the June 2007 Silver Purchase and Licence Agreement between the Corporation, Silverstone Resources Corp. ("Silverstone") and certain of their subsidiary entities relating to the sale of certain of the Corporation’s silver metal production to Silverstone; and

(c)

the September 2006 agreements between the Corporation, IFC Metropol and certain of their subsidiary entities relating to the acquisition, by the Corporation, of a 49% interest in the Ozernoe zinc/lead deposit located in the Republic of Buryatia, in the Russian Federation.

PARTICULARS OF MATTERS TO BE ACTED UPON

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Financial information about the Corporation is provided by the Corporation’s comparative annual financial statements to December 31, 2007, a copy of which, together with Management’s Discussion and Analysis thereon, have been filed on SEDAR at www.sedar.com. Additional financial information concerning the Corporation may be obtained by any securityholder of the Corporation free of charge by contacting the Corporate Secretary of the Corporation at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8. If you wish, this information may also be accessed on the Corporation’s website (www.lundinmining.com).

BOARD APPROVAL

The contents and the distribution of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED as of the 1st day of May, 2008.

ON BEHALF OF THE BOARD

"PJ Wright"

Phil Wright
President and Chief Executive Officer

SCHEDULE A

BOARD MANDATE

A.

INTRODUCTION

The Board of Directors (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management. Management is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Corporation.

B.

PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles and By-Laws of the Corporation and the Canada Business Corporations Act (the "Act"), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

C.

DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

1.

Legal Requirements

(a)

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b)

The Board has the statutory responsibility to:

(i)

manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Corporation by the senior officers of the Corporation;

(ii)

act honestly and in good faith with a view to the best interests of the Corporation;

(iii)

exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)

act in accordance with its obligations contained in the Act and the regulations thereto, the Corporation’s Articles and By-Laws, securities legislation of each province and territory of Canada, and other relevant legislation and regulations.

2.

Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of independent directors as well as an independent Chair or an independent Lead Director, as the term "independent" is defined in National Instrument 58-101 "Disclosure of Corporate Governance Practices".

3.

Strategy Determination

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation’s business.

4.

Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5.

Division of Responsibilities

The Board has the responsibility to:

(a)

appoint and delegate responsibilities to committees where appropriate to do so; and

(b)

develop position descriptions for:

(i)

the Board;

(ii)

the Chairman, Vice-Chairman and Lead Director of the Board;

(iii)

the Chair of each Board Committee; (iv) the Chief Executive Officer;

(v)

the Chief Financial Officer;

(vi)

the Chief Operating Officer; and (vii) the President.

(c)

ensure that the directors of the Corporation’s subsidiaries are qualified and appropriate in keeping with the Corporation’s guidelines and that they are provided with copies of the Corporation’s policies for implementation by the subsidiaries.

To assist it in exercising its responsibilities, the Board hereby establishes four standing committees of the Board: the Audit Committee, the Human Resources/Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Safety and Health Committee. The Board may also establish other standing committees from time to time.

Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions. Each mandate shall be reviewed by the Board regularly. The Board is responsible for appointing committee members.

6.

Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

(a)

to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

(b)

to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

(c)

to approve the appointment of all senior corporate officers, acting upon the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such corporate officers;

(d)

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management and to ensure that all new directors receive a comprehensive orientation, fully understand the role of the Board and its committees, the nature and operation of the Corporation’s business and the contribution that individual directors are required to make;

(e)

to create a culture of integrity throughout the Corporation;

(f)

to ensure that management is aware of the Board’s expectations of management;

(g)

to provide for succession of management; and

(h)

to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials.

7.

Policies, Procedures and Compliance

The Board has the responsibility:

(a)

to ensure that the Corporation operates at all times within applicable laws, regulations and ethical standards; and

(b)

to approve and monitor compliance with significant policies and procedures by which the Corporation is operated.

8.

Reporting and Communication

The Board has the responsibility:

(a)

to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)

to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)

to ensure the timely reporting of developments that have a significant and material impact on the value of the Corporation;

(d)

to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year;

(e)

to develop appropriate measures for receiving shareholder feedback; and

(f)

to develop the Corporation’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

9.

Monitoring and Acting

The Board has the responsibility:

(a)

to monitor the Corporation’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)

to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(c)

to ensure that the Corporation has implemented adequate control and information systems which ensure the effective discharge of its responsibilities; and

(d)

to make regular assessments of itself, its committees and each individual director’s effectiveness and contribution.